Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENT OF INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended June 30, 2010

Interest income	$8
Interest expense and related charges	(291)

Loss before income taxes and equity in earnings of unconsolidated subsidiary	(283)
Income tax benefit	96
Equity in earnings of unconsolidated subsidiary (net of tax)	265

Net income	$78